Filed by Fidelity Bankshares, Inc.
                                                  pursuant to Rule 425 under the
                                               Securities Act of 1933 and deemed
                                             filed pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934

                                      Subject Company: Fidelity Bankshares, Inc.
                                               Commission File Number: 000-29040
October 20, 2006



To Our Family of Fidelity Federal Customers & Friends,

Recently, the Board of Directors of Fidelity Bankshares, Inc., the parent company of Fidelity Federal Bank & Trust, agreed to a merger with National City Corporation, based in Cleveland, Ohio.

Over the years, we've been approached by various banks wanting to merge with us, however Fidelity Federal Bank & Trust's exceptionally high standards of personal customer service has kept us from merging until now. National City shares our values and operating philosophy, which should reassure you that the personal service you have come to expect from our employees will be continued. In fact, many of the employees that you deal with on a daily basis will continue to provide you exceptional customer service.

In the upcoming months, we will begin adding new products and services to meet your growing banking needs. Additionally, we will accelerate our branch expansion plans to provide more convenient banking locations. This initiative, combined with National City's proposed merger with Harbor Federal Savings, will give you access to more than 90 branches on the east coast of Florida from Downtown Ft. Lauderdale to Daytona Beach and in Central Florida's Orlando area.

Fidelity Federal Bank & Trust and National City share the important distinction of being among the oldest banks in their home regions. We were founded in West Palm Beach in 1952, making us the oldest bank in Palm Beach County, and National City was founded in Ohio in 1845. Both banks place a high value on their heritage, and strongly believe in supporting the community and unmatched customer service. These core values are the foundation on which to build a strong business.

As significant as this announcement is, I assure you we will continue the Fidelity Federal tradition of serving our customers personally, professionally, and locally under the National City name, which will occur in the second quarter of 2007. We want to keep you informed as much as possible, so periodic updates will follow this letter. You are part of our banking family and now our family is even bigger! Thank you for your support over the years and we, with National City, look forward to meeting your banking needs in the future.

Sincerely,


/s/ Vince A. Elhilow
Vince A. Elhilow
Chairman and CEO